UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2023

Commission file number: 001-41334

RAIL VISION LTD.

(Translation of registrant’s name into English)

15 Ha’Tidhar St

Ra’anana, 4366517 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

CONTENTS

This Report of Foreign Private Issuer on Form 6-K consists of (i) the Registrant’s press release issued on August 18, 2023, titled “Rail Vision Announces Second Quarter 2023 Financial Results,” which is attached hereto as Exhibit 99.1; (ii) the Registrant’s Interim Condensed Financial Statements as of June 30, 2023, which is attached hereto as Exhibit 99.2; and (iii) the Registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2023, which is attached hereto as Exhibit 99.3.

The first paragraph, the sections titled “Second Quarter 2023 & Recent Highlights,” “Second Quarter 2023 Financial Results,” “Forward-Looking Statements,” and the GAAP financial statements in the press release attached as Exhibit 99.1, Exhibit 99.2, Exhibit 99.3, are incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File Nos. 333-271068 and 333-272933) and Form S-8 (Registration No. 333-265968), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press release issued by Rail Vision Ltd. on August 18, 2023, titled “Rail Vision Announces Second Quarter 2023 Financial Results.”
99.2	Rail Vision Ltd.’s Interim Condensed Financial Statements as of June 30, 2023.
99.3	Rail Vision Ltd.’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rail Vision Ltd.

Date: August 18, 2023	By:	/s/ Ofer Naveh
		Name:	Ofer Naveh
		Title:	Chief Financial Officer

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